Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Form 10K-SB for the Fiscal Year Ended December 31, 2007
     Form 10Q-SB for the Quarterly Period Ended March 31, 2008
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of July 21, 2008 relative to the above-referenced filings, please be advised as follows:

COMMENT 1.

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

RESPONSE 1.

We have amended Item 8A of our 10-KSB to state the following:

During 2007, we identified certain matters that would constitute material weakness (as such term is defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal controls over financial reporting. The material weakness relates to the financial closing process, a lack of segregation of financial responsibilities and the need for additional qualified financial accounting personnel. These weaknesses have lead management to conclude that disclosure controls and procedures are not effective for the twelve months ended December 31, 2007. To remediate the internal controls does not require additional material costs

During the twelve months ended December 31, 2007, we have taken specific actions to remediate the reportable conditions and material weakness, including the devotion of additional resources to the quarterly closing process, the hiring of additional qualified financial accounting personnel, and realignment of certain financial responsibilities to achieve stronger segregation of financial duties. We intend to continue to further strengthen our controls and procedures regarding the closing process

COMMENT 2.

We note your reference, within your discussion of disclosure controls and procedures, to "this quarterly report." Ensure that the amendment to your annual report does not contain such references.

RESPONSE 2.

This statement being referred to has been corrected so as not to state the term "this quarterly report."

COMMENT 3.

We note your statement that "there were no siginificant changes in our internal controls over financial reporting." Please revise to indicate whether there was any change in your internal control over financial reporting during your fourth fiscal quarter that materially affected, or is reasonable likely to materially affect, your internal control over financial reporting.

RESPONSE 3.

We have amended our annual report in response to your above comment to state that there were no changes in our internal controls over financial reporting that occurred during the quarter ending December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

COMMENT 4.

We note that you have filed an outdated form of the certification required by Exchange Act Rule 13a-14(a). Revise to provide certifications that conform to the language currently required by Rule 13a-14(a).

RESPONSE 4.

The certifications as referenced above in comment four have been corrected in the 10-KSB/A to conform to the language currently required by Rule 13a-14(a)

COMMENT 5.

We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Begining February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that Form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any eveny, you should file your next quarterly report on Form 10-Q.

RESPONSE 5.

Our report for the quarter ended June 30, 2008 and subsequent reports will be on Form 10-Q



In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filings. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer